UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Aspiriant Global Equity Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

            11100 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025

Telephone Number (including area code): (310) 806-4051

Name and address of agent for service of process: National Corporate Research, Ltd., 615 South DuPont Highway, Dover, Delaware 19901 with copies to Jason Thomas, Aspiriant Global Equity Trust, 11100 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025, Michael Kossman, Aspiriant Global Equity Trust, 11100 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025, and W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes        [    ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and state of California on the 14th day of December 2011.

Aspiriant Global Equity Trust

/s/ Jason Thomas
Name: Jason Thomas
Title: Initial Trustee and President

Attest:

/s/ Michael Kossman
Name: Michael Kossman
Title: Chief Financial Officer
Aspiriant, LLC